# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 10x Genomics, Inc., CIK 0001770787
CUSIP: 88025U109
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 6230 STONERIDGE MALL ROAD, PLEASANTON, California (CA), 94588
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001480751

## Reporting persons
- Nikko Asset Management Americas, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,605,769; sole dispositive power 0; shared dispositive power 6,009,653; aggregate amount beneficially owned 6,009,653 (5.4% of the class)

## Item 1. Issuer
Name of issuer: 10x Genomics, Inc.
Address of issuer's principal executive offices: 6230 STONERIDGE MALL ROAD, PLEASANTON, California, 94588

## Item 2. Person Filing
Name of person filing: Nikko Asset Management Americas, Inc.
Address of principal business office or, if none, residence: 605 Third Avenue, 38th Floor, New York, NY 10158
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 6,009,653
Percent of class: 5.4%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,605,769
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,009,653

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Exhibit A.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nikko Asset Management Americas, Inc.: /s/ Gary L. Beckham, Gary L. Beckham, Chief Compliance Officer (08/11/2025)